Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

Q4 | 2020 Earnings ReleaseQ4 | 2020 Earnings Release

Connecting Experts to Learners in any subject, anytime, anywhere. Q4 Earnings Release 2020 2Connecting Experts to Learners in any subject, anytime, anywhere. Q4 Earnings Release 2020 2

As a busy professional, scientist, and homeschooling mom, being able to choose which classes I want to design and teach and for what age groups have been a life-changing experience for me. In the past, I haven’t had the luxury of picking times that were convenient nor was I able to cherry-pick the topics that I wanted to teach or tutor. Now, with advancing technologies, I enjoy receiving personalized tutoring and teaching opportunities that allow me to have a say in what courses I want to incorporate into my busy schedule. These advances have changed the way in which I work and they allow me to establish a schedule that works very well for me and my family. JESSICA | Expert, Organic Chemistry Lakemont, GA I could not be more impressed. My tutor is great at explaining things in ways I understand. I could not have been this prepared without him. Worth every penny! KAYLA | LSAT student Lafayette, Louisiana Q4 Earnings Release 2020 3As a busy professional, scientist, and homeschooling mom, being able to choose which classes I want to design and teach and for what age groups have been a life-changing experience for me. In the past, I haven’t had the luxury of picking times that were convenient nor was I able to cherry-pick the topics that I wanted to teach or tutor. Now, with advancing technologies, I enjoy receiving personalized tutoring and teaching opportunities that allow me to have a say in what courses I want to incorporate into my busy schedule. These advances have changed the way in which I work and they allow me to establish a schedule that works very well for me and my family. JESSICA | Expert, Organic Chemistry Lakemont, GA I could not be more impressed. My tutor is great at explaining things in ways I understand. I could not have been this prepared without him. Worth every penny! KAYLA | LSAT student Lafayette, Louisiana Q4 Earnings Release 2020 3

Fourth Quarter 2020 Financial Summary • Online Revenue Growth Accelerated - Online revenue growth accelerated to +87% year-over-year, resulting in fourth quarter revenue of $33.0 million • Strong and Accelerating Marketplace Dynamics - Active Learner growth increased 59% and paid sessions increased 167% year-over-year • Gross Margin Improvement - Multi-product expansion drove significant gross margin expansion to 68.4% versus 65.0% the same period one year ago • Consumer Acceptance - A November 2020 survey, conducted by Halsted Strategy Group, of 1,000 parents of K-12 students indicated that those consumers are 70% more likely to use online learning than they were a year ago, and 83% of consumers report that they plan to continue using online learning going forward • Scalable Operating Model - Net loss of $5.0 million, improved by $0.6 million year-over-year. Nerdy generated Non-GAAP Adjusted EBITDA of $0.2 million, an improvement of $2.8 million compared to a Non-GAAP Adjusted EBITDA loss of $2.6 million in the prior year, while meaningfully investing in product innovation and brand marketing tests • Reaffirming Long-Term Targets - On track to deliver 2021 projections. Second half 2020 execution and operating results provide momentum into 2021 and beyond 1. Onlinelearningrevenue,definedasone-on-oneonlinesessionsrevenueandonlinegroupclassesrevenueandexcludesin-personrevenue.Transitionto100%onlinewascompletedinApril2020. 2. ActiveLearnersdefinedastheuniquenumberofLearnersattendingapaidonlinetutoringsessionorapaidonlineclassinagivenperiod.AmountsexcludeLegacyBusinessesandVT+. 3. Onlinesessionsaredefinedasthenumberofonlineone-on-onetutoringsessionsandthenumberofpaidonlinegroupclassattendeesinagivenperiod.AmountsexcludeLegacyBusinessesandVT+. Q4 Earnings Release 2020 4Fourth Quarter 2020 Financial Summary • Online Revenue Growth Accelerated - Online revenue growth accelerated to +87% year-over-year, resulting in fourth quarter revenue of $33.0 million • Strong and Accelerating Marketplace Dynamics - Active Learner growth increased 59% and paid sessions increased 167% year-over-year • Gross Margin Improvement - Multi-product expansion drove significant gross margin expansion to 68.4% versus 65.0% the same period one year ago • Consumer Acceptance - A November 2020 survey, conducted by Halsted Strategy Group, of 1,000 parents of K-12 students indicated that those consumers are 70% more likely to use online learning than they were a year ago, and 83% of consumers report that they plan to continue using online learning going forward • Scalable Operating Model - Net loss of $5.0 million, improved by $0.6 million year-over-year. Nerdy generated Non-GAAP Adjusted EBITDA of $0.2 million, an improvement of $2.8 million compared to a Non-GAAP Adjusted EBITDA loss of $2.6 million in the prior year, while meaningfully investing in product innovation and brand marketing tests • Reaffirming Long-Term Targets - On track to deliver 2021 projections. Second half 2020 execution and operating results provide momentum into 2021 and beyond 1. Online learning revenue, defined as one-on-one online sessions revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. 2. Active Learners defined as the unique number of Learners attending a paid online tutoring session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 3. Online sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+. Q4 Earnings Release 2020 4

About Nerdy We believe that improving yourself is a brave and noble goal and that asking for help is a sign of strength - the first step on your journey towards the very best version of yourself. We believe that innovative technology can make all the difference. At Nerdy, we are aiming to seamlessly connect Experts and Learners in any subject, anywhere, anytime and to make learning more personalized and accessible. For all of the advances in technology over the first 20 years of this 21st century, learning and education have been stuck as they haven’t changed in a significant way in more than 150 years. Learning has remained rooted in predominantly brick-and-mortar offline solutions oriented around teaching to the average and not the individual. Every day, millions of student and professional Learners in our country struggle to get the help they need to master the subjects they are attempting to learn. Whether it is seeking help understanding algebra, chemistry, learning to code, studying for a nursing exam or attempting to comprehend thousands of other topics, Learners are increasingly looking for help to supplement their in-classroom education or on-the-job training. We created Nerdy to help these Learners get the help they need from the Experts who are most qualified to provide the assistance. Advances in technology over the last 20 years created a foundation for innovation. That foundation, coupled with significant advances in machine learning and artificial intelligence, have now made it possible for Nerdy to deliver an exceptional, personalized learning experience online at scale and to do so with higher quality, more convenience and lower costs. Our direct-to-consumer platform allows people to learn how they want, when they want, where they want, and what they want. We’ve scaled a learning experience for both Learners and Experts that is effective, engaging, and convenient. We believe that each Learner deserves an experience that is as unique as they are. To deliver on this, we offer a wide range of subjects on our platform - we’re at 3,000 and counting - and we deliver personalized learning across multiple learning formats including one-on-one instruction, small group classes, large format group classes, and adaptive self- study. Small Group Classes One-on-One Instruction Large Group Classes Adaptive Self-Study Q4 Earnings Release 2020 5About Nerdy We believe that improving yourself is a brave and noble goal and that asking for help is a sign of strength - the first step on your journey towards the very best version of yourself. We believe that innovative technology can make all the difference. At Nerdy, we are aiming to seamlessly connect Experts and Learners in any subject, anywhere, anytime and to make learning more personalized and accessible. For all of the advances in technology over the first 20 years of this 21st century, learning and education have been stuck as they haven’t changed in a significant way in more than 150 years. Learning has remained rooted in predominantly brick-and-mortar offline solutions oriented around teaching to the average and not the individual. Every day, millions of student and professional Learners in our country struggle to get the help they need to master the subjects they are attempting to learn. Whether it is seeking help understanding algebra, chemistry, learning to code, studying for a nursing exam or attempting to comprehend thousands of other topics, Learners are increasingly looking for help to supplement their in-classroom education or on-the-job training. We created Nerdy to help these Learners get the help they need from the Experts who are most qualified to provide the assistance. Advances in technology over the last 20 years created a foundation for innovation. That foundation, coupled with significant advances in machine learning and artificial intelligence, have now made it possible for Nerdy to deliver an exceptional, personalized learning experience online at scale and to do so with higher quality, more convenience and lower costs. Our direct-to-consumer platform allows people to learn how they want, when they want, where they want, and what they want. We’ve scaled a learning experience for both Learners and Experts that is effective, engaging, and convenient. We believe that each Learner deserves an experience that is as unique as they are. To deliver on this, we offer a wide range of subjects on our platform - we’re at 3,000 and counting - and we deliver personalized learning across multiple learning formats including one-on-one instruction, small group classes, large format group classes, and adaptive self- study. Small Group Classes One-on-One Instruction Large Group Classes Adaptive Self-Study Q4 Earnings Release 2020 5

Finding the exact right Expert to meet the specific and unique needs of a Learner is a critical driver of having a successful learning experience and has a profound impact on Learner satisfaction. Our technology platform identifies and curates the top Experts in every subject, which enables us to match Learners to the Experts who are ideally qualified to help them learn.

We use machine learning to select the ideal Expert for a given Learner's needs, taking into account more than 100+ variables, including Learner and Expert attributes, adaptive diagnostic assessments, and data from past learning experiences. We believe quality matching is a key differentiator for Nerdy, something legacy offline models and online directories struggle to do well. The result is an exceptional experience for Learners.

The companies that win ultimately provide more value to consumers.

Higher quality. Lower cost. More convenience.

	Nerdy's Model	Online Directories / Online Open Marketplace Models	Offline / Legacy Models
Expert Quality	Technology driven-process for identifying and curating top Experts	Limited qualifying and vetting of Experts	Limited ability to find top Experts due to constraint of local geography
Matching Students to Experts	Technology-driven process helps Nerdy identify the right Expert for each Learner's particular needs	Limited effort to match the Experts best suited to help a specific Learner and limited data captured programmatically to inform personalization	Limited ability to optimize matching due to geographic constraints and limited data captured programmatically to inform personalization
Availability of Formats	Multiple learning formats woven together into one comprehensive online experience	Limited formats typically involving one online format or only facilitating off-platform learning	Multiple offline formats requiring in-person attendance
Session Convenience	Efficient, convenient, and high customer satisfaction	Inefficient, inconsistent customer experience and satisfaction	Inefficient, inconvenient and costly

We believe that inefficiencies in traditional in-person learning models have created a significant opportunity for online learning. Online learning enables opportunities and capabilities that are simply not possible in the offline world. In an online world, you can now ignore geographic constraints that would otherwise limit your ability to find the right Expert for your specific needs, allowing you to find the perfect person to help you in seconds instead of days or weeks. In an online world, it now becomes possible to digitally enhance the actual delivery of live learning through technology in a way simply not possible in the offline world. You can also receive the help you need from any location of your choosing, improving access for all. We believe that we are fundamentally transforming how knowledge is exchanged across the entirety of the learning lifecycle.

nerdy Q4 Earnings Release 2020 6

A Note on COVID-19

In the past year, we've seen COVID-19 accelerate the long-term trend of offline to online learning, as more and more consumers realize the accessibility and superiority of the online learning experience vs. antiquated in-person solutions. We believe we stand to gain disproportionately from this powerful trend in the years to come. In the first half of 2020, the COVID-19 pandemic and the resulting closure of schools and testing centers created short-term challenges for our business. Many schools went to optional grading, and standardized and professional exams were suspended, which reduced demand for supplemental learning. We leaned into product evolution and completed our long-term transition to delivering live instruction 100% online in April of 2020, a goal we had been working toward since first launching our online platform in 2014. We invested heavily in our product capabilities to innovate our way through the short-term challenges, including bringing together what had been four disparate product formats we were building into a single cohesive destination that allowed us to extend and strengthen the extent to which we can help Learners beyond what was capable solely in a one-on-one environment.

Our investments in innovation during COVID-19 enabled us to hit key financial milestones we had established for ourselves, namely improving our unit-level economics and demonstrating we could be self-sustaining in the back half of the year. We believe these trends will persist past COVID-19, as a November 2020 survey of 1,000 parents of K-12 students indicated that those consumers are 70% more likely to use online learning than they were a year ago, and 83% of consumers report that they plan to continue using online learning going forward.

As we progress through Q1, we are encouraged at the rate of vaccine distribution, the anticipated return to a new normal, and the positive impact we anticipate such a return will have on our business. Our Active Learner growth and engagement growth are exceeding our expectations and are accelerating vs. the pace we saw in Q4.

The specific trends we would expect to see include:

Increased Professional & Test Prep Demand

Standardized and professional test administration resumes, which should lead to an uptick in demand for preparing for those licenses and exams

Increased Academic Demand

In-person school resumes, which should correspond to resumption of normal testing and grading, and a decrease in the trend toward grade optional and open book testing that has been prevalent during remote schooling

Increased College Applications

College and graduate school applications and enrollment increase after seeing drops during COVID nerdy Q4 Earnings Release 2020 7

Recent Highlights Accelerating Active Learner and Active Expert Growth We’ve invested heavily in improving our match quality, personalization, and enhancing the online experience on our platform. We’re seeing rapid growth from subject expansion into Professional Certifications and strong engagement as we’ve expanded into multiple formats beyond one-on-one instruction. 1 These investments power the 1 1 2 2 network effects in our business and A Ac ct tiiv ve e L Le ea ar rn ne er rs s O On nlliin ne e S Se es ss siio on ns s (‘000s) (‘000s) have enabled us to attract, retain, and drive engagement among both 411 44 Learners & Experts. In Q4 2020, 38 our platform hosted 411K paid 312 30 sessions serving 44K Active Learners, 28 27 25 224 representing 167% and 59% year- 23 23 167 over-year growth, respectively. On 154 136 133 126 the Expert side of the platform, the number of paid sessions per Active Expert was +46% year-over- Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4 2019201920192019202020202020202020192019201920192020202020202020 year. With more Active Learners on the platform, there are more Note: Nerdy financial information shown does not conform to Regulation S-X or PCAOB standards and includes estimates of certain financial metrics adjusted to reflect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in filings made with the SEC. work opportunities and thus more 1. Online learning format revenue, defined as 1:1 online tutoring revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. 1. ActiveLearnersdefinedastheuniquenumberofLearnersattendingapaidonlineone-on-onesessionorapaidonlineclassina © Ngiv erdy / en TPG Pp ace erio Tech Opport d. unities Corp. 2021 engagement among Experts. AmountsexcludeLegacyBusinessesandVT+. 2. Onlinesessionsaredefinedasthenumberofonlineone-on-onesessionsandthenumberofpaidonlinegroupclassesattendeesinagiven period.AmountsexcludeLegacyBusinessesandVT+. Rapid Expansion of Classes & Multi Format Adoption We significantly expanded our footprint outside of one-on-one instruction and drove rapid growth and adoption of our live class formats. We launched free live large-format online classes that are interactive and can accommodate 500 to over 50,000 Learners. In 2020, over 500,000 Learners experienced over 3 million hours of free live online instruction, including classes taught by celebrity scientists, astronauts, wildlife Experts, and world class museums completely free of charge to Learners. This has served as a powerful tool to build our brand, expand reach with new audiences, and drive repeat engagement across multiple formats. In parallel, we expanded and innovated on our paid small group class offering, which gives Learners a more collaborative, cost-effective, and social experience with groups of 6-9 students on average. By expanding into new formats, like large group and small group classes, we’ve evolved our experience into a more comprehensive and multi-faceted destination for Learners. It’s enabled us to have a more continuous and robust relationship, which has been a driver of LTV growth. Investments in Growth With strong unit economics and multiple growth vectors to pursue, we are increasing our investments in product, technology, and marketing to further fuel growth. We plan to continue to improve our customer experience and deliver personalized learning at scale. We are continuing to identify and expand our platform to more subjects, like Professional Certifications, to reach new untapped audiences. We will accelerate the expansion of our multi-format strategy to improve the customer experience and extend reach. We plan to aggressively experiment with new marketing channels and expand the frequency of celebrity-taught live large group classes to build brand awareness, trust, and credibility. Q4 Earnings Release 2020 8Recent Highlights Accelerating Active Learner and Active Expert Growth We’ve invested heavily in improving our match quality, personalization, and enhancing the online experience on our platform. We’re seeing rapid growth from subject expansion into Professional Certifications and strong engagement as we’ve expanded into multiple formats beyond one-on-one instruction. 1 These investments power the 1 1 2 2 network effects in our business and A Ac ct tiiv ve e L Le ea ar rn ne er rs s O On nlliin ne e S Se es ss siio on ns s (‘000s) (‘000s) have enabled us to attract, retain, and drive engagement among both 411 44 Learners & Experts. In Q4 2020, 38 our platform hosted 411K paid 312 30 sessions serving 44K Active Learners, 28 27 25 224 representing 167% and 59% year- 23 23 167 over-year growth, respectively. On 154 136 133 126 the Expert side of the platform, the number of paid sessions per Active Expert was +46% year-over- Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4 2019201920192019202020202020202020192019201920192020202020202020 year. With more Active Learners on the platform, there are more Note: Nerdy financial information shown does not conform to Regulation S-X or PCAOB standards and includes estimates of certain financial metrics adjusted to reflect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in filings made with the SEC. work opportunities and thus more 1. Online learning format revenue, defined as 1:1 online tutoring revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a © Ngiv erdy / en TPG Pp ace erio Tech Opport d. unities Corp. 2021 engagement among Experts. Amounts exclude Legacy Businesses and VT+. 2. Online sessions are defined as the number of online one-on-one sessions and the number of paid online group classes attendees in a given period. Amounts exclude Legacy Businesses and VT+. Rapid Expansion of Classes & Multi Format Adoption We significantly expanded our footprint outside of one-on-one instruction and drove rapid growth and adoption of our live class formats. We launched free live large-format online classes that are interactive and can accommodate 500 to over 50,000 Learners. In 2020, over 500,000 Learners experienced over 3 million hours of free live online instruction, including classes taught by celebrity scientists, astronauts, wildlife Experts, and world class museums completely free of charge to Learners. This has served as a powerful tool to build our brand, expand reach with new audiences, and drive repeat engagement across multiple formats. In parallel, we expanded and innovated on our paid small group class offering, which gives Learners a more collaborative, cost-effective, and social experience with groups of 6-9 students on average. By expanding into new formats, like large group and small group classes, we’ve evolved our experience into a more comprehensive and multi-faceted destination for Learners. It’s enabled us to have a more continuous and robust relationship, which has been a driver of LTV growth. Investments in Growth With strong unit economics and multiple growth vectors to pursue, we are increasing our investments in product, technology, and marketing to further fuel growth. We plan to continue to improve our customer experience and deliver personalized learning at scale. We are continuing to identify and expand our platform to more subjects, like Professional Certifications, to reach new untapped audiences. We will accelerate the expansion of our multi-format strategy to improve the customer experience and extend reach. We plan to aggressively experiment with new marketing channels and expand the frequency of celebrity-taught live large group classes to build brand awareness, trust, and credibility. Q4 Earnings Release 2020 8

Financial Discussion We are excited to report our fourth quarter and full year results that reflect strong and accelerating online growth. Active Learners, a key performance metric that drives revenue, continued to improve year-over-year as Learners increasingly adopted our multi-learning format approach to providing personalized learning. 2 O On nlliin ne e R Re ev ve en nu ue e Revenue F Fo ou ur rt th h Q Qu ua ar rt te er r F Fu ullll Y Ye ea ar r Revenue for Q4 2020 was $33.0 million, up 31% from $25.1 million in Q4 2019, driven by strong Learner and $97M $33M engagement growth. Active Learners increased to 44K during Q4 2020, up 59% from 27K in Q4 2019. We successfully launched and scaled several new products, and increased brand awareness to deliver an 87% increase in online revenue growth year-over-year. $64M $18M Revenue for the year ended December, 31 2020, was $104.0 million, up 15% from $90.5 million during the same period in 2019. In the first half of 2020, the COVID-19 pandemic and the resulting closure of schools and testing centers significantly impacted revenues. The Q4 2019 Q4 2020 FY 2019 FY 2020 Company completed the transition to delivering live 3 instruction 100% online in 2020, and was able to execute at a high level by innovating through COVID headwinds. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 G Gr ro os ss s M Ma ar rg giin n We successfully launched several new products and increased brand awareness to deliver durable growth F Fo ou ur rt th h Q Qu ua ar rt te er r F Fu ullll Y Ye ea ar r each of the last six months, resulting in the online 66.5% 68.4% business growing 51% year-over-year in the year ended December 31, 2020. Gross Margin 65.9% 65.0% Gross margin increased to 68.4% in Q4 2020 from 65.0% in Q4 2019, an increase of more than 300 basis points. For the full year 2020, gross margins increased to 66.5% from 65.9% a year ago. Margin expansion for both the quarter and year ended December 31, 2020 was primarily driven by increased adoption of our online services and Q4 2019 Q4 2020 FY 2019 FY 2020 the transition to delivering online instruction. Sales and Marketing © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Sales and marketing expenses for Q4 2020 were $12.9 million, up $2.8 million from $10.1 million in Q4 2019. Sales and marketing expenses as a percentage of revenue were 39% during Q4 2020 compared to 40% of revenue in Q4 2019. Sales and marketing expenses were $43.8 million in the year ended December 31, 2020, an increase of $5.9 million, or 15% compared to the same period in 2019. Sales and marketing expenses as a percentage of revenue were flat at 42% for the years ended December 31, 2020 and 2019. For both the quarter and year ended December 31, 2020, we gained considerable leverage in our sales expenses through the utilization of automation, and AI to streamline our consultative sales organization. We deliberately reinvested the sales cost savings into launching new marketing vehicles, including our free celebrity-led live large group classes and television advertising to drive brand awareness and reach. Q4 Earnings Release 2020 9Financial Discussion We are excited to report our fourth quarter and full year results that reflect strong and accelerating online growth. Active Learners, a key performance metric that drives revenue, continued to improve year-over-year as Learners increasingly adopted our multi-learning format approach to providing personalized learning. 2 O On nlliin ne e R Re ev ve en nu ue e Revenue F Fo ou ur rt th h Q Qu ua ar rt te er r F Fu ullll Y Ye ea ar r Revenue for Q4 2020 was $33.0 million, up 31% from $25.1 million in Q4 2019, driven by strong Learner and $97M $33M engagement growth. Active Learners increased to 44K during Q4 2020, up 59% from 27K in Q4 2019. We successfully launched and scaled several new products, and increased brand awareness to deliver an 87% increase in online revenue growth year-over-year. $64M $18M Revenue for the year ended December, 31 2020, was $104.0 million, up 15% from $90.5 million during the same period in 2019. In the first half of 2020, the COVID-19 pandemic and the resulting closure of schools and testing centers significantly impacted revenues. The Q4 2019 Q4 2020 FY 2019 FY 2020 Company completed the transition to delivering live 3 instruction 100% online in 2020, and was able to execute at a high level by innovating through COVID headwinds. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 G Gr ro os ss s M Ma ar rg giin n We successfully launched several new products and increased brand awareness to deliver durable growth F Fo ou ur rt th h Q Qu ua ar rt te er r F Fu ullll Y Ye ea ar r each of the last six months, resulting in the online 66.5% 68.4% business growing 51% year-over-year in the year ended December 31, 2020. Gross Margin 65.9% 65.0% Gross margin increased to 68.4% in Q4 2020 from 65.0% in Q4 2019, an increase of more than 300 basis points. For the full year 2020, gross margins increased to 66.5% from 65.9% a year ago. Margin expansion for both the quarter and year ended December 31, 2020 was primarily driven by increased adoption of our online services and Q4 2019 Q4 2020 FY 2019 FY 2020 the transition to delivering online instruction. Sales and Marketing © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Sales and marketing expenses for Q4 2020 were $12.9 million, up $2.8 million from $10.1 million in Q4 2019. Sales and marketing expenses as a percentage of revenue were 39% during Q4 2020 compared to 40% of revenue in Q4 2019. Sales and marketing expenses were $43.8 million in the year ended December 31, 2020, an increase of $5.9 million, or 15% compared to the same period in 2019. Sales and marketing expenses as a percentage of revenue were flat at 42% for the years ended December 31, 2020 and 2019. For both the quarter and year ended December 31, 2020, we gained considerable leverage in our sales expenses through the utilization of automation, and AI to streamline our consultative sales organization. We deliberately reinvested the sales cost savings into launching new marketing vehicles, including our free celebrity-led live large group classes and television advertising to drive brand awareness and reach. Q4 Earnings Release 2020 9

General and Administrative General and administrative expenses for Q4 2020 were $12.8 million, up $2.0 million from $10.8 million in Q4 2019. General and administrative expenses as a percentage of revenue were 39% during Q4 2020 compared to 43% of revenue in Q4 2019. General and administrative expenses of $43.2 million in the year ended December 31, 2020 increased by $1.0 million, or 2% compared to the same period in 2019. For both the quarter and year ended December 31, 2020, the transition to delivering live learning 100% online, improved support-related expenses as the Company was able to capture additional labor cost leverage through the use of automation, and AI across the curation and matching layers of our platform. The Company was also able to drive significant operating leverage across office expenses, as we became a remote-first company. Partially offsetting these savings were investments in engineering, product and design headcount for the development of new products and services, or that enhance existing products and services. Net Loss and Adjusted EBITDA (Loss) Net loss in Q4 2020 was $5.0 million, compared to a net loss of $5.6 million in Q4 2019. Net loss in the year ended December 31, 2020 was $24.7 million, compared to a net loss of $22.4 million in the same period in 2019. Non-GAAP Adjusted EBITDA was $0.2 million in Q4 2020 compared to a non-GAAP Adjusted EBITDA loss of $2.6 million in Q4 2019. Non-GAAP Adjusted EBITDA loss of $8.9 million in the year ended December 31, 2020 compared to a non-GAAP Adjusted EBITDA loss of $13.8 million in the same period in 2019. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense, transaction related costs, and losses on subleases. See the table below for a reconciliation to net loss, the most directly comparable GAAP measure. Improvements in non-GAAP Adjusted EBITDA were driven primarily by increased gross profit and operating leverage. We entered into two sublease agreements for our Tempe, Arizona office space, resulting in a charge of $0.6 million during Q4 2020, and $1.8 million for the year ended December 31, 2020. Accounting and legal fees related to the Company’s process of becoming a publicly listed company of $1.3 million were recorded in Q4 2020. Liquidity and Capital Resources As of December 31, 2020, the Company’s principal sources of liquidity were cash and cash equivalents of $29.3 million as well as amounts available under the Company’s Loan and Security Agreement. The Company’s principal short- term financing needs consist of working capital requirements and debt service obligations on the Loan and Security Agreement. Financial Outlook The momentum we have entering 2021 gives us the confidence to reaffirm our full year forecast. The year is off to a strong start as demand for our products continues to accelerate. Our Active Learner growth and engagement growth are exceeding our expectations and are accelerating vs. the pace we saw in Q4. We expect that gross margins will continue to expand as we shift to a higher proportion of Small Group Classes. We believe that operational leverage achieved through the use of automation, and AI will provide durable improvements to our operations. With the expected proceeds from the transaction with TPG Pace Tech Opportunities Corp. (“PACE”) (the “Transaction”), we expect to make significant investments in marketing to drive awareness and capture market share for the foreseeable future. We also plan to invest in advance across engineering, product and design to ensure we remain on the forefront of innovation as we grow our business. Q4 Earnings Release 2020 10General and Administrative General and administrative expenses for Q4 2020 were $12.8 million, up $2.0 million from $10.8 million in Q4 2019. General and administrative expenses as a percentage of revenue were 39% during Q4 2020 compared to 43% of revenue in Q4 2019. General and administrative expenses of $43.2 million in the year ended December 31, 2020 increased by $1.0 million, or 2% compared to the same period in 2019. For both the quarter and year ended December 31, 2020, the transition to delivering live learning 100% online, improved support-related expenses as the Company was able to capture additional labor cost leverage through the use of automation, and AI across the curation and matching layers of our platform. The Company was also able to drive significant operating leverage across office expenses, as we became a remote-first company. Partially offsetting these savings were investments in engineering, product and design headcount for the development of new products and services, or that enhance existing products and services. Net Loss and Adjusted EBITDA (Loss) Net loss in Q4 2020 was $5.0 million, compared to a net loss of $5.6 million in Q4 2019. Net loss in the year ended December 31, 2020 was $24.7 million, compared to a net loss of $22.4 million in the same period in 2019. Non-GAAP Adjusted EBITDA was $0.2 million in Q4 2020 compared to a non-GAAP Adjusted EBITDA loss of $2.6 million in Q4 2019. Non-GAAP Adjusted EBITDA loss of $8.9 million in the year ended December 31, 2020 compared to a non-GAAP Adjusted EBITDA loss of $13.8 million in the same period in 2019. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense, transaction related costs, and losses on subleases. See the table below for a reconciliation to net loss, the most directly comparable GAAP measure. Improvements in non-GAAP Adjusted EBITDA were driven primarily by increased gross profit and operating leverage. We entered into two sublease agreements for our Tempe, Arizona office space, resulting in a charge of $0.6 million during Q4 2020, and $1.8 million for the year ended December 31, 2020. Accounting and legal fees related to the Company’s process of becoming a publicly listed company of $1.3 million were recorded in Q4 2020. Liquidity and Capital Resources As of December 31, 2020, the Company’s principal sources of liquidity were cash and cash equivalents of $29.3 million as well as amounts available under the Company’s Loan and Security Agreement. The Company’s principal short- term financing needs consist of working capital requirements and debt service obligations on the Loan and Security Agreement. Financial Outlook The momentum we have entering 2021 gives us the confidence to reaffirm our full year forecast. The year is off to a strong start as demand for our products continues to accelerate. Our Active Learner growth and engagement growth are exceeding our expectations and are accelerating vs. the pace we saw in Q4. We expect that gross margins will continue to expand as we shift to a higher proportion of Small Group Classes. We believe that operational leverage achieved through the use of automation, and AI will provide durable improvements to our operations. With the expected proceeds from the transaction with TPG Pace Tech Opportunities Corp. (“PACE”) (the “Transaction”), we expect to make significant investments in marketing to drive awareness and capture market share for the foreseeable future. We also plan to invest in advance across engineering, product and design to ensure we remain on the forefront of innovation as we grow our business. Q4 Earnings Release 2020 10

Transaction Update

As previously announced, Nerdy agreed to a business combination with PACE in January 2021. PACE recently filed a registration statement on Form S-4 (the "Registration Statement") with the SEC in connection with its proposed business combination, which is currently expected to close in the second quarter of 2021, subject to the Registration Statement being declared effective by the SEC, shareholder approval and other customary closing conditions.

A more fulsome description of the business combination can be found in TPG Pace Tech Opportunities' Registration on Form S-4 and the related proxy statement/prospectus filed with the SEC on March 19, 2021, and can be accessed on the Securities Exchange Commission's website at www.sec.gov or on our website nerdy.com.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per unit data)

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$ 33,006	$ 25,109	$ 103,968	$ 90,452
Cost of revenue	10,439	8,785	34,834	30,830
Gross Profit	22,567	16,324	69,134	59,622
Sales and marketing expenses	12,926	10,102	43,838	37,967
General and administrative expenses	12,766	10,808	43,231	42,192
Operating loss	(3,125)	(4,586)	(17,935)	(20,537)
Interest expense	1,268	1,119	4,904	2,101
Other expense (income), net	646	(64)	1,824	(199)
Net loss	$ (5,039)	$ (5,641)	$ (24,663)	$ (22,439)
Net loss per common unit, basic and diluted	$ (2.62)	$ (0.07)	$ (2.86)	$ (0.27)
Weighted average common units outstanding, basic and diluted	85,565	85,565	85,565	85,565

REVENUE

(amounts in thousands)

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2019
Online	$ 33,006	$ 17,638	$ 97,440	$ 64,378
In-person	-	7,471	6,528	26,074
Revenue	$ 33,006	$ 25,109	$ 103,968	$ 90,452

nerdy Q4 Earnings Release 2020 11

CONSOLIDATED BALANCE SHEETS (amounts in thousands, except unit data) December 31, 2020 2019 Assets Current assets Cash and cash equivalents $ 29,265 $ 25,044 Accounts receivable, net 475 758 Other current assets 1,821 2,307 Total current assets 31,561 28,109 Fixed assets, net 10,297 12,878 Goodwill 5,717 5,717 Intangible assets, net 8,534 9,481 Other assets 1,165 2,606 Total assets $ 57,274 $ 58,791 Liabilities & Members' Equity Current liabilities Accounts payable $ 4,446 $ 2,267 Current portion of long-term debt 6,535 - Other current liabilities 6,090 4,024 Deferred revenue 17,270 14,723 Total current liabilities 34,341 21,014 Other liabilities 1,554 - Long-term debt, net 41,044 34,629 Total liabilities 76,939 55,643 Commitments and Contingencies Redeemable preferred units: Class B Redeemable Preferred Units, no par value - 40,499,299 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 259,638 109,492 Class C Redeemable Preferred Units, no par value - 18,586,623 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 119,158 50,047 Members' equity: Class A Preferred Units, no par value - 7,906,980 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 3,309 3,309 Class A-1 Preferred Units, no par value - 7,822,681 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 3,398 3,398 Common units, $0.000001 par value - 85,564,605 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 86 86 Additional paid-in capital 6,833 5,103 Accumulated deficit (412,383) (168,463) Accumulated other comprehensive loss 296 176 Total redeemable preferred units and members' equity (19,665) 3,148 Total liabilities, redeemable preferred units and members' equity $ 57,274 $ 58,791 Q4 Earnings Release 2020 12CONSOLIDATED BALANCE SHEETS (amounts in thousands, except unit data) December 31, 2020 2019 Assets Current assets Cash and cash equivalents $ 29,265 $ 25,044 Accounts receivable, net 475 758 Other current assets 1,821 2,307 Total current assets 31,561 28,109 Fixed assets, net 10,297 12,878 Goodwill 5,717 5,717 Intangible assets, net 8,534 9,481 Other assets 1,165 2,606 Total assets $ 57,274 $ 58,791 Liabilities & Members' Equity Current liabilities Accounts payable $ 4,446 $ 2,267 Current portion of long-term debt 6,535 - Other current liabilities 6,090 4,024 Deferred revenue 17,270 14,723 Total current liabilities 34,341 21,014 Other liabilities 1,554 - Long-term debt, net 41,044 34,629 Total liabilities 76,939 55,643 Commitments and Contingencies Redeemable preferred units: Class B Redeemable Preferred Units, no par value - 40,499,299 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 259,638 109,492 Class C Redeemable Preferred Units, no par value - 18,586,623 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 119,158 50,047 Members' equity: Class A Preferred Units, no par value - 7,906,980 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 3,309 3,309 Class A-1 Preferred Units, no par value - 7,822,681 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 3,398 3,398 Common units, $0.000001 par value - 85,564,605 units authorized, issued and outstanding as of December 31, 2020, and 2019, respectively 86 86 Additional paid-in capital 6,833 5,103 Accumulated deficit (412,383) (168,463) Accumulated other comprehensive loss 296 176 Total redeemable preferred units and members' equity (19,665) 3,148 Total liabilities, redeemable preferred units and members' equity $ 57,274 $ 58,791 Q4 Earnings Release 2020 12

CONSOLIDATED STATEMENTS OF CASH FLOWS (amounts in thousands) Three Months Ended December 31, Year Ended December 31, 2020 2019 2020 2019 Cash Flows Used In Operating Activities Net loss $ (5,039) $ (5,641) $ (24,663) $ (22,439) Adjustments to reconcile net loss to net cash used in operating activities Depreciation & amortization 1,268 1,126 4,997 3,956 Amortization of intangibles 264 272 1,046 1,053 Loss (gain) on asset dispositions 224 (1) 458 (4) Stock-based compensation 495 609 1,730 1,747 Amortization of deferred debt charges 168 156 657 242 Changes in assets and liabilities Accounts receivable 15 (292) 283 (239) Other current assets 1,438 65 343 (283) Other assets 86 (39) 149 71 Accounts payable (1,410) (185) 2,179 953 Other current liabilities 826 (414) 2,066 (1,401) Other liabilities 45 - 1,554 - Deferred revenue (645) (1,372) 2,547 26 Net Cash Used In Operating Activities (2,265) (5,716) (6,654) (16,318) Cash Flows Used In Investing Activities Capital expenditures (841) (1,633) (2,874) (6,356) Net Cash Used In Investing Activities (841) (1,633) (2,874) (6,356) Cash Flows Provided By Financing Activities Repayment of revolving debt facility - - - (10,000) Proceeds from loan and security agreement - - 4,000 35,000 Proceeds from promissory note - - 8,293 - Debt issuance costs - (71) - (613) Net Cash Provided By Financing Activities - (71) 12,293 24,387 Effect of Exchange Rate Change on Cash 52 66 21 28 Net increase (decrease) in Cash, cash equivalents and restricted cash (3,054) (7,354) 2,786 1,741 Cash, cash equivalents and restricted cash at beginning of period 33,736 35,250 27,896 26,155 Cash, cash equivalents and restricted cash at end of period $ 30,682 $ 27,896 $ 30,682 $ 27,896 Supplemental Cash Flow Information Cash paid for interest $ 1,066 $ 898 $ 4,148 $ 1,442 KEY FINA KEY FINA KEY FINA NC NC NC IAL IAL IAL AA A ND O ND O ND O PP P ERA ERA ERA TT T IN IN IN G G G M M M ET ET ET RR R IC IC IC (i( (n i in n tho t tho ho us us us ands ands ands ) ) ) TT T hh h ree ree ree M M M oo o nn n th t th h s E s s E E nn n dd d ed ed ed D D D ecem ecem ecem bb b er er er 33 3 11 1 , ,, YY Y ea ea ea r E r E r E nn n dd d ed ed ed D D D ecem ecem ecem bb b er er er 33 3 11 1 , ,, 2020 2020 2020 20 20 20 19 19 19 2020 2020 2020 22 2 019 019 019 AA A ctc civ t tiv iv e L e L e L ea e ern a arn rn ers e ers rs 44 44 44 27 27 27 87 87 87 63 63 63 RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA (LOSS) (amounts in thousands) Three Months Ended December 31, Year Ended December 31, 2020 2019 2020 2019 Net loss $ (5,039) $ (5,641) $ (24,663) $ (22,439) Interest expense (income), net 1,257 1,039 4,827 1,815 Income taxes 54 30 139 106 Depreciation and amortization 1,532 1,398 6,043 5,009 Stock-based compensation 495 609 1,730 1,747 Transaction related costs 1,288 - 1,288 - Loss on sublease 640 - 1,772 - Adjusted EBITDA $ 227 $ (2,565) $ (8,864) $ (13,762) Q4 Earnings Release 2020 13CONSOLIDATED STATEMENTS OF CASH FLOWS (amounts in thousands) Three Months Ended December 31, Year Ended December 31, 2020 2019 2020 2019 Cash Flows Used In Operating Activities Net loss $ (5,039) $ (5,641) $ (24,663) $ (22,439) Adjustments to reconcile net loss to net cash used in operating activities Depreciation & amortization 1,268 1,126 4,997 3,956 Amortization of intangibles 264 272 1,046 1,053 Loss (gain) on asset dispositions 224 (1) 458 (4) Stock-based compensation 495 609 1,730 1,747 Amortization of deferred debt charges 168 156 657 242 Changes in assets and liabilities Accounts receivable 15 (292) 283 (239) Other current assets 1,438 65 343 (283) Other assets 86 (39) 149 71 Accounts payable (1,410) (185) 2,179 953 Other current liabilities 826 (414) 2,066 (1,401) Other liabilities 45 - 1,554 - Deferred revenue (645) (1,372) 2,547 26 Net Cash Used In Operating Activities (2,265) (5,716) (6,654) (16,318) Cash Flows Used In Investing Activities Capital expenditures (841) (1,633) (2,874) (6,356) Net Cash Used In Investing Activities (841) (1,633) (2,874) (6,356) Cash Flows Provided By Financing Activities Repayment of revolving debt facility - - - (10,000) Proceeds from loan and security agreement - - 4,000 35,000 Proceeds from promissory note - - 8,293 - Debt issuance costs - (71) - (613) Net Cash Provided By Financing Activities - (71) 12,293 24,387 Effect of Exchange Rate Change on Cash 52 66 21 28 Net increase (decrease) in Cash, cash equivalents and restricted cash (3,054) (7,354) 2,786 1,741 Cash, cash equivalents and restricted cash at beginning of period 33,736 35,250 27,896 26,155 Cash, cash equivalents and restricted cash at end of period $ 30,682 $ 27,896 $ 30,682 $ 27,896 Supplemental Cash Flow Information Cash paid for interest $ 1,066 $ 898 $ 4,148 $ 1,442 KEY FINA KEY FINA KEY FINA NC NC NC IAL IAL IAL AA A ND O ND O ND O PP P ERA ERA ERA TT T IN IN IN G G G M M M ET ET ET RR R IC IC IC (i( (n i in n tho t tho ho us us us ands ands ands ) ) ) TT T hh h ree ree ree M M M oo o nn n th t th h s E s s E E nn n dd d ed ed ed D D D ecem ecem ecem bb b er er er 33 3 11 1 , ,, YY Y ea ea ea r E r E r E nn n dd d ed ed ed D D D ecem ecem ecem bb b er er er 33 3 11 1 , ,, 2020 2020 2020 20 20 20 19 19 19 2020 2020 2020 22 2 019 019 019 AA A ctc civ t tiv iv e L e L e L ea e ern a arn rn ers e ers rs 44 44 44 27 27 27 87 87 87 63 63 63 RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA (LOSS) (amounts in thousands) Three Months Ended December 31, Year Ended December 31, 2020 2019 2020 2019 Net loss $ (5,039) $ (5,641) $ (24,663) $ (22,439) Interest expense (income), net 1,257 1,039 4,827 1,815 Income taxes 54 30 139 106 Depreciation and amortization 1,532 1,398 6,043 5,009 Stock-based compensation 495 609 1,730 1,747 Transaction related costs 1,288 - 1,288 - Loss on sublease 640 - 1,772 - Adjusted EBITDA $ 227 $ (2,565) $ (8,864) $ (13,762) Q4 Earnings Release 2020 13

Key Performance Metrics and Non-GAAP Financial Measures This earnings release includes non-GAAP financial measures for adjusted EBITDA (loss). Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense, transaction related costs, and losses on subleases. Non- GAAP measures are in addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that these non-GAAP measures of financial results provide useful supplemental information. The Company’s management uses non-GAAP measures to evaluate the Company’s operating performance, its trends and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. See the table above regarding reconciliation of non-GAAP measures to the most directly comparable GAAP measures. Active Learners is defined as the unique number of Learners attending a paid online one-on-one instruction or a paid online class in a given period. An increase or decrease in the number of Active Learners is a key indicator of our ability to attract and engage Learners. No Offer or Solicitation This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or a the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands. Important Information for Investors and Shareholders In connection with the proposed business combination, TPG Pace Tech Opportunities filed a registration statement on Form S-4 and the related proxy statement/prospectus filed with the SEC on March 19, 2021. Additionally, TPG Pace Tech Opportunities will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace Tech Opportunities with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace Tech Opportunities are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination. Participants in the Solicitation TPG Pace Tech Opportunities and its directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG Pace Tech Opportunities’ shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading the registration statement on Form S-4 and the related proxy statement/prospectus in connection with the business combination. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Q4 Earnings Release 2020 14Key Performance Metrics and Non-GAAP Financial Measures This earnings release includes non-GAAP financial measures for adjusted EBITDA (loss). Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense, transaction related costs, and losses on subleases. Non- GAAP measures are in addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that these non-GAAP measures of financial results provide useful supplemental information. The Company’s management uses non-GAAP measures to evaluate the Company’s operating performance, its trends and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. See the table above regarding reconciliation of non-GAAP measures to the most directly comparable GAAP measures. Active Learners is defined as the unique number of Learners attending a paid online one-on-one instruction or a paid online class in a given period. An increase or decrease in the number of Active Learners is a key indicator of our ability to attract and engage Learners. No Offer or Solicitation This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or a the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands. Important Information for Investors and Shareholders In connection with the proposed business combination, TPG Pace Tech Opportunities filed a registration statement on Form S-4 and the related proxy statement/prospectus filed with the SEC on March 19, 2021. Additionally, TPG Pace Tech Opportunities will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace Tech Opportunities with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace Tech Opportunities are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination. Participants in the Solicitation TPG Pace Tech Opportunities and its directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG Pace Tech Opportunities’ shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading the registration statement on Form S-4 and the related proxy statement/prospectus in connection with the business combination. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Q4 Earnings Release 2020 14

Forward Looking Statements The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives of management and management’s 2021-2023 projections are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www. sec.gov. This earnings release includes estimates, forecasts, and projections provided by the management of Nerdy regarding future performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for Nerdy’s services, and other matters, which assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of Nerdy; and (iii) should not be regarded as a representation by Nerdy that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Nerdy or that actual results will not differ materially from those presented in the prospective financial information. Nerdy makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein (including but not limited to projections of future performance). Nerdy expressly disclaims any and all Q4 Earnings Release 2020 15Forward Looking Statements The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives of management and management’s 2021-2023 projections are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www. sec.gov. This earnings release includes estimates, forecasts, and projections provided by the management of Nerdy regarding future performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for Nerdy’s services, and other matters, which assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of Nerdy; and (iii) should not be regarded as a representation by Nerdy that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Nerdy or that actual results will not differ materially from those presented in the prospective financial information. Nerdy makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein (including but not limited to projections of future performance). Nerdy expressly disclaims any and all Q4 Earnings Release 2020 15 liability for representations, express or implied, contained herein or for omissions from or errors in this earnings release or any other written or oral communication transmitted to you. All summaries and discussions of documentation and/ or financial information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements. In furnishing this earnings release, Nerdy undertakes no obligation to provide you with access to any additional information. This earnings release shall not be deemed an indication of the state of affairs of Nerdy nor shall it constitute an indication that there has been no change in the business or affairs of Nerdy since the date hereof. Q4 Earnings Release 2020 16liability for representations, express or implied, contained herein or for omissions from or errors in this earnings release or any other written or oral communication transmitted to you. All summaries and discussions of documentation and/ or financial information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements. In furnishing this earnings release, Nerdy undertakes no obligation to provide you with access to any additional information. This earnings release shall not be deemed an indication of the state of affairs of Nerdy nor shall it constitute an indication that there has been no change in the business or affairs of Nerdy since the date hereof. Q4 Earnings Release 2020 16